Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

February 27, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Elisabeth Bentzinger

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Registration Statement on Form N-1A of SEI Catholic Values Trust (File Nos. 333-200973 and 811-23015)

Dear Ms. Bentzinger:

Set forth below are your comments (phrased from your letter dated January 15, 2015), and our responses to those comments, on the initial Registration Statement on Form N-1A of SEI Catholic Values Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), with the Securities and Exchange Commission (“SEC”) on December 16, 2014, regarding the registration of shares of the Catholic Values Equity Fund and Catholic Values Fixed Income Fund, each a series of the Trust (together, the “Funds”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.  (Numbers listed alongside each “Comment” refer to the items in your letter).

GENERAL COMMENTS

Missing Information

1.              Comment:             Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, sub-adviser information, ticker symbols, information in the statement of additional information (“SAI”), exhibits). We may have further comments when you supply the omitted information.

Response:                Since the Trust’s N-1A filing on December 16, 2014, a substantial amount of the missing or bracketed information has been completed and is provided in the Trust’s pre-effective amendment made on February 27, 2015 to which this Correspondence is an accompaniment.  The Trust’s organizational board meeting is scheduled to be held on March 24, 2015, after which time the remaining information (e.g., information about the Fund’s adviser and sub-advisers) will be provided in an additional pre-effective amendment to the Trust’s registration statement.  It is our hope that the Trust can be declared effective shortly after this second pre-effective amendment is filed.

Fidelity Bond

2.              Comment:             All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response:                The Trust confirms that it will file, as necessary, any electronic reports with respect to its fidelity bond coverage as required under Rule 17g-1(g).

PROSPECTUS

Fees and Expenses (Catholic Values Equity Fund)

AFFE

3.              Comment:             We note that the Catholic Value Equity Fund’s strategy disclosure references investment in exchange-traded funds (“ETFs”). If the Fund expects to have acquired fund fees and expenses (“AFFE”) greater than one basis point of its average net assets, please include a line item in the Table for AFFE. If AFFE are not expected to exceed one basis point, please include such expenses in the “Other Expenses” line in the Table. If included as a separate line item, please also disclose in a footnote to the Table that AFFE are based on estimated amounts for the current fiscal year. See Instruction 3(f) of Item 3 of Form N-1A.

Response:                In response to your comment, each Fund confirms that any AFFE are reflected in the Fund’s “other expenses” line in the fee table.

Fees and Expenses (Both Funds)

Other Expenses

4.              Comment:             Please disclose in a footnote to the Table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6(a) of Item 3 of Form N-1A.

Response:                In response to your comment, we have included a footnote to the fee table of each Fund that states that other expenses are based on estimated amounts for the current fiscal year.

Expense Example

5.              Comment: Please clarify, if accurate, that the expense example applies whether a shareholder holds or redeems shares of the Fund. See Item 3 of Form N-1A.

Response:                Because the Funds will not impose sales loads or redemption fees, the expense example applies whether a shareholder holds or redeems shares of the Fund.  Because the Funds’ current disclosure tracks the requirements of Item 3 of Form N-1A and because Instruction 4(f) of Item 3 of Form N-1A states that the second set of expense example numbers and relative narrative explanation is only required if a sales charge (load) or other fee is charged upon redemption, we have retained this disclosure in the prospectuses as-is.

General Comments on Principal Investment Strategies and Principal Investment Risks (Both Funds)

80% Test and Rule 35d-1

6.              Comment: In the Summary Section, the disclosure indicates that each Fund will seek to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in the securities suggested by its name. Please revise this policy for each Fund to provide that, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name. See Rule 35d-1 under the 1940 Act.

Response:                In response to your comment, we have made this change to each Fund’s principal investment strategy.

Plain English and Disclosure Guidance

7.              Comment: The disclosure states that each Fund will make investment decisions consistent with Catholic values on a range of social and moral concerns that may include, among other things, pursuing economic justice. Please explain the concept of “economic justice” in accordance with plain English principles. Further, with respect to the Catholic Values Equity Fund, please clarify what is meant by “expectations from sell-side analysts.” See rule 421(d) of the Securities Act of 1933 (the “1933 Act”) and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response:                In response to your comment, we have replaced the phrase “pursuing economic justice” with “seeking to promote the fair allocation of benefits among all members of the economy” in each Fund’s principal investment strategy.  With respect to the Catholic Values Equity Fund, we have also replaced the phrase “expectations from sell-side analysts” with “expectations from professional financial research analysts.”  We believe these changes are consistent with the SEC’s plain English and disclosure guidance, referenced above.

Actively Managed Funds

8.              Comment: The Funds are actively managed. Accordingly, please disclose that each Fund is subject to the risk that it may not meet its investment objective based on the Adviser’s success or failure in implementing the Fund’s investment strategies.

Response:                In response to your comment, we have added the following risk disclosure to each Fund’s “Principal Risks” section:

Manager Risk — The success of the Fund’s investment strategy depends both on SIMC’s selection of the Sub-Advisers and allocating assets to such Sub-Advisers, as well as the Sub-Advisers’ success or failure in implementing the Fund’s investment strategies. SIMC, or a Sub-Adviser may be incorrect in assessing market trends, the value or growth capability of particular securities or asset classes.

Principal Investment Strategies and Principal Investment Risks (Catholic Values Equity Fund)

Derivative Investments

9.              Comment: In general, when discussing derivative investments, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”). Further, please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for the purposes of the Fund’s 80% policy.

Response:                In response to your comment, we have reviewed each Fund’s disclosure against the observations set forth in the Miller Letter and believe each Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.  For purposes of each Fund’s 80% policy, derivative instruments will be measured at notional value.

Principal Investment Risks

10.       Comment: (a) Missing Risk Disclosure: The prospectus indicates that the Fund may, as a principal investment strategy, invest in preferred stocks, warrants, participation notes, and companies in emerging markets. Please disclose the principal risks associated with investing in these types of securities.

(b) Derivatives Risk: When describing the risks associated with investing in derivative instruments, please: (i) explain valuation risk; (ii) clarify that credit risk is separately described as a Principal Risk in the Summary Section; and (iii) clarify the separate references to “market risk” in this discussion and Equity Market Risk, which is separately described as a Principal Risk in the Summary Section; the separate references are confusing.

(c) Small Capitalization Risk: The prospectus indicates that the Fund may purchase securities of companies of any size. Please expand the Small Capitalization Risk disclosure in the Summary Section and in the Item 9(c) disclosure to address investments in small-sized and mid-sized companies.

Response:

(a)         In response to your comment, we have added risk disclosure for participation notes and enhanced the foreign investments disclosure to include emerging markets.  We have also modified the equity markets risk disclosure to more expressly contemplate preferred stocks and warrants.

(b)  In response to your comments, we have (i) added an explanation of valuation risk to the derivatives risk disclosure, (ii) clarified that credit risk is separately described in the Fund’s principal risks disclosure, and (iii) changed the reference to “Equity Markets Risk” to “Equity Securities Risk” to avoid any potential investor confusion between this risk discussion and the broader discussion of market risk.

(c)          In response to your comment, we have modified the small capitalization risk disclosure so that it also includes risk associated with investments in securities issued by companies of medium capitalization.

Principal Investment Strategies and Principal Investment Risks (Catholic Values Fixed Income Fund)

Principal Investment Strategies

11.       Comment: (a) Please explain supplementally whether the Fund intends to invest in variable and floating rate securities as part of its 80% policy. Please be aware that the staff has taken the position that investments in variable and floating rate securities do not count as “fixed income” for purposes of the 80% test of rule 35d-1 under the 1940 Act.

(b) Bond Ratings: Please consider disclosing the lowest rating of a bond in which the Fund may invest and whether the Fund may invest in bonds that are in default.

(c) Index Duration: The prospectus states that the Fund generally will have a dollar-weighted average duration consistent with the Barclays U.S. Aggregate Bond Index. Please consider disclosing the duration of the Barclays U.S. Aggregate Bond Index as of a recent date.

Response:

(a)         Consistent with Rule 35d-1 under the 1940 Act, the Catholic Values Fixed Income Fund expects to adopt a non-fundamental investment policy such that under normal circumstances, the Fund may not invest less than 80% of its net assets in fixed income securities. The Trust believes that the term “fixed income securities” refers to a broad category of non-equity, debt instruments that produce income, which may include instruments with fixed, variable or floating rates of interest. Terms such as “debt security,” “fixed-income security,” “bond” and “debt obligation” are commonly used in the market (by both investors and financial professionals) interchangeably as synonyms. Accordingly, the Trust believes it would go against the commonly understood meaning of the term “fixed income security” to exclude debt instruments such as bank loans — which entitle holders to payment at fixed intervals of time and at a fixed maturity date — simply because the rate of interest on such debt instruments may vary or float. In response to your comment, however, we have added disclosure to the prospectus that more clearly indicates that fixed income securities may have fixed, floating or variable rates.

(b)         In response to your comment, we have added disclosure to the Fund’s principal investment strategy stating that the Fund may invest in bonds rated below investment grade (BB+, B and CCC).

(c)          In response to your comment, we have included the dollar-weighted average duration of the Barclays U.S. Aggregate Bond Index as of December 31, 2014.

Principal Investment Risks

12.       Comment: In light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally Risk Management in Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014)), please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets.

Response:                The Fund’s fixed income market risk is consistent with the risk disclosure used by other registered investment companies managed by SIMC that employ an actively-managed fixed income strategy.  This disclosure was enhanced in response to IM Guidance Update (2014-01) to include the concepts that “declines in dealer market-making capacity as a result of structural or regulatory changes could decrease liquidity and/or increase volatility in the fixed income markets” and that “the Fund’s value may fluctuate and/or the Fund may experience increased redemptions from shareholders, which may impact the Fund’s liquidity or force the Fund to sell securities into a declining or illiquid market.”  Accordingly, we believe the Fund’s principal risk disclosure in its current form adequately addresses the risks identified in IM Guidance Update (2014-01).

More Information About Investments

Active and Frequent Trading (Catholic Values Fixed Income Fund)

13.       Comment: Please disclose that the Fund will engage in active and frequent trading of portfolio securities. Please also explain the increased transactional expenses and tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance. See Instruction 7 to Item 9(b)(1).

Response:                In response to your comment, we have revised the disclosure accordingly.

More Information About Principal Risks

Missing Risk Disclosure

14.       Comment: Please include in response to Item 9(c) of Form N-1A a discussion on currency risk, depositary receipts risk, derivatives risk, exchange-traded funds (ETF) risk, and leverage risk, as such risks are described in the Summary Section. The principal investment risks provided in the Summary Section should be based on the information given in response to Item 9 of the Form. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response:                In response to your comment, we have added risk disclosure in the Item 9(c) section of the Prospectus with regard to the following: currency, depositary receipts, derivatives, exchange-traded products, forward contracts, futures contracts, leverage and swap agreements.  We have also modified the existing disclosure on options.

Options and Futures Risk/Put and Call Option Risk

15.       Comment: Please remove the Options and Futures Risk disclosure and the Put and Call Option Risk disclosure as neither Fund describes a principal strategy involving investments in such securities. Alternatively, please add investments in options and futures and in put and call options to the principal strategies section of the prospectus.

Response: In response to your comment, we have added futures contracts, forward contracts, and options to the principal investment strategy of the Catholic Values Fixed Income Fund.  The Fund may invest in futures contracts, forward contracts, and options for speculative or hedging purposes. The Fund may also use futures contracts, forward contracts, and options to synthetically obtain exposure to securities or baskets of securities. These derivatives may also be used to mitigate the Fund’s overall level of risk and/or the Fund’s risk to particular types of securities, currencies or market segments.

Investment Adviser and Sub-Advisers

Partial Sentence

16.       Comment: In the sixth paragraph of this section, please remove or otherwise complete the hanging phrase “For the fiscal year ended.”

Response:                We have made significant revisions to this section to more fully describe the services provided by the Adviser and the Sub-Advisers.  Accordingly, the language that was the subject of your comment is no longer included.

Information About Voluntary Fee Waivers

17.       Comment: The discussion on voluntary fee waivers (including the footnote to the table in the discussion) suggests that the Funds were operational in 2014. Please revise as appropriate. Please also revise the disclosure for clarity, e.g., which entity(ies) will be waiving the fee; will the Funds participate in a commission recapture program if they do not impose sales loads?

Response:                In response to your comment we have clarified this disclosure to refer to the Funds’ estimated expenses for the Trust’s upcoming fiscal year.  Any of the Funds’ adviser, administrator or distributor may voluntarily waive a portion of its fees and expenses in order to reduce the Funds’ total annual operating expenses.  Accordingly, we have retained this disclosure as-is, with some slight clarifying changes.  The Funds may participate in a commission recapture program, even though they do not impose front-end or back-end sales loads.

How to Purchase Fund Shares

Order Rejection

18.       Comment: The disclosure indicates that “[t]he Funds . . . reserve the right to reject any purchase request (including exchange requests) . . . .” Please disclose the maximum amount of time the Funds will take to inform investors of such rejections. Further, please revise the disclosure to clarify that such rejection only applies to the purchase side of an exchange request, or explain the authority allowing the Funds to reject the redemption component of an exchange. See Section 22(e) of the 1940 Act. We note that this disclosure is in two places in the prospectus.

Response:                In response to your comment, we have clarified that a Fund’s right to refuse exchange requests only applies to exchanges requests submitted to acquire Fund shares.  Regarding the Fund’s provision of notice to prospective investors of rejected purchase requests, in the absence of a requirement in Form N-1A to state the period of time during which a purchase or exchange order may be rejected, we respectfully decline to provide a specific maximum amount of time that the Funds will inform investors of rejections.  Nonetheless, we have included disclosure that a Fund generally will notify a prospective investor of the Fund’s determination to reject a purchase request within a reasonable amount of time after such determination is made.

How to Sell Your Fund Shares

Cut-Off Time

19.       Comment: For clarity, please consider disclosing that for a shareholder to receive the current Business Day’s NAV, the Fund or its agent must receive the redemption request in proper form before 4:00 p.m. Eastern Time.

Response:                In response to your comment, we have revised the disclosure accordingly.

Disclosure of Portfolio Holdings Information

Exceptions

20.       Comment: The disclosure indicates that “[e]xcept as set forth below” Fund portfolio holdings will be posted on the Funds’ website five calendar days following each month end. Please identify the exceptions to this statement, or remove the phrase “[e]xcept as set forth below.”

Response:                In response to your comment, we have removed the language that provided for any exceptions to the portfolio holdings disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies

Redundant Disclosure

21.       Comment: For brevity, please consider removing the first paragraph of this section, which is duplicative of the second paragraph of each of the Fund descriptions that immediately follow.

Response:                In response to your comment, we have removed this paragraph.

Investment Objectives

22.       Comment: With respect to the Catholic Values Equity Fund, please reconcile the investment goal set forth in the summary (capital appreciation) with the investment objective described in the SAI (long-term capital appreciation). With respect to the Catholic Values Fixed Income Fund, please reconcile the investment goal set forth in the summary (current income with preservation of capital) with the investment objective described in the SAI (high level of current income with preservation of capital).

Response:                In response to your comment, we have modified the investment goals in the prospectuses to align with the SAI.

Description of Permitted Investments and Risk Factors

Other Funds

23.       Comment: Please remove references to other mutual funds not offered through the registration statement (see, e.g., the last paragraph in Fixed Income Securities - Lower Rated Securities; the third paragraph in Futures and Options on Futures).

Response:                In response to your comment, we have removed this disclosure.

Credit Default Swaps

24.       Comment: The disclosure indicates that a Fund may enter into credit default swaps as a buyer or a seller. Please confirm supplementally that if a Fund writes credit default swaps, the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response:                In response to your comment, the Funds confirm that if a Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

Investment Restriction #1

25.       Comment: With respect to the first fundamental investment restriction regarding concentration, please provide adjacent narrative disclosure indicating that the Funds will, for the purpose of determining whether a Fund’s portfolio is concentrated in a particular industry, look through to the securities held by other investment companies (including exchange-traded funds) in which the Fund invests.

Response:                In general, neither Fund will look through to the holdings of any investment companies held by the Fund for purposes of determining compliance with its investment restrictions.  The Funds note, however, that because each Fund will limit its investments in other investment companies to those investment companies that have adopted similar fundamental and non-fundamental investment restrictions with respect to concentration, investments in such investment companies generally will not cause a Fund to violate its own fundamental and non-fundamental investment restrictions with respect to concentration.  Therefore, the Funds respectfully decline to make the requested change.

Investment Restriction #2

26.       Comment: Regarding the second fundamental investment restriction regarding borrowing, please revise as the limits on borrowing should not be limited to the time of borrowing.

Response:                In response to your comment, we have modified this fundamental policy to state that a Fund cannot borrow money or issue senior securities (as defined under the 1940 Act), except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

Investment Restriction #4

27.       Comment: With respect to the fourth fundamental investment restriction regarding making loans or lending securities, please note that current SEC staff interpretations of the 1940 Act prohibit funds from lending more than one-third of their total assets. Please explain the legal basis for a Fund to make loans of up to 50% of its total assets.

Response:                In response to your comment, we have modified this fundamental policy to state that a Fund cannot make loans except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

Segregation of Assets

28.       Comment: The disclosure indicates that the Funds may segregate assets to cover the obligations of certain securities such as short sales, reverse repurchase agreements, firm commitment agreements, and standby commitments. Please provide additional disclosure regarding the manner in which such amounts may be segregated (e.g., notional value, mark-to-market, etc.), and whether the method of segregation differs according to the type of security.

Response: In response to your comment, we have added disclosure stating that at the time a Fund enters into such a transaction, it will earmark on the books of the Fund or place in a segregated account cash or liquid securities having a value equal to the mark-to-market value of the Fund’s obligation, and will subsequently monitor the account to ensure that such equivalent value is maintained.

The Adviser and Sub-Advisers

Beneficial/Record Ownership

29.       Comment: For each Trustee who is not an interested person of the Funds, and his immediate family members, please furnish the information required by the table set forth in Item 17(b)(5), or,

                        alternatively, please disclose that no such beneficial or record ownership of the entities listed therein is held.

Response: In response to your comment, we have added draft disclosure stating that as of the effective date of the registration statement, no independent trustee and no immediate family member of an independent trustee, owned any securities of an investment adviser or principal underwriter of a Fund or a person directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of a Fund.  This disclosure will be finalized upon the effectiveness of the Trust’s registration statement.

Compliance Support Organization

30.       Comment: The Fund has engaged a compliance support organization that identifies issuers that do not align with Catholic values. Please include disclosure responsive to Item 19(e) or explain why you believe no such disclosure is required.

Response:                Item 19(e) requires disclosure of person who advises the Fund or the Fund’s investment adviser with respect to “investing in, purchasing or selling securities.”  In providing compliance support, this organization is not providing investment advice because it is not making an investment recommendation or discussing the merits of making (or not making) a particular investment in securities of a company and is not providing advice with respect to “investing in, purchasing or selling securities.”  Instead, this entity is evaluating whether a company fulfills the Catholic values requirements that acts as a prerequisite to the company being eligible to be considered for investment, purchase or sale by the Funds’ investment adviser.

Distribution and Shareholder Servicing

Continuous Offering

31.       Comment: Please disclose whether the offering is continuous. See Item 25(a)(2) of Form N-1A.

Response:                In response to your comment, we have added disclosure that states that the Funds are continuously offered.

Trustees and Officers of the Trust

Compensation

32.       Comment: Please provide the information set forth in the table on page S-43 for Russell Emery, Chief Compliance Officer of the Trust, regarding the compensation he receives from the Trust, or, alternatively, confirm supplementally that Mr. Emery is not a “Compensated Person” as the term is defined in Form N-1A. See Item 17(c) of Form N-1A.

Response:                Because Mr. Emery’s compensation has not yet been determined, we will reply to this item in response to the next pre-effective amendment.

Proxy Voting Policies and Procedures

Adviser Proxy Voting Policies

33.       Comment: The SAI describes the proxy “Guidelines” of an independent proxy voting service as well as the proxy voting policies and procedures of the Funds’ adviser, referred to in the disclosure as the “Procedures.” Please clarify in the disclosure how the Guidelines relate to the Procedures. See Item 17(f) of Form N-1A.

Response:  The Funds’ proxy voting policies and procedures delegate proxy voting authority to an independent third-party, which votes proxies on behalf of the Funds pursuant to such third-party’s proxy voting guidelines.  These proxy voting guidelines have been reviewed and approved by the Fund and SIMC.

Disclosure of Portfolio Holdings Information

Other Funds

34.       Comment: Please remove references to other mutual funds not offered through the registration statement (see, e.g., the third paragraph).

Response:                In response to your comment, we have revised the disclosure accordingly.

Code of Ethics

Personal Investments

35.       Comment: Please indicate whether the Code of Ethics permits access persons to invest in securities that may be purchased or held by the Funds. See Item 17(e).

Response: In response to your comment, we have added disclosure stating that the Code of Ethics prohibits access persons from engaging in fraudulent, deceitful, or manipulative practices in connection with the purchase or sale of a security held or to be acquired by the Funds.

Voting

State of Organization

36.       Comment: Please reconcile the statement indicating that the Trust is a Massachusetts business trust with other sections of the prospectus and the registration statement exhibits that state that the Trust is a Delaware business trust.

Response:                The Trust is organized as a Delaware statutory trust.  In response to your comment, we have removed the errant reference to a Massachusetts business trust.

Control Persons and Principal Holders of Securities

Control Persons

37.       Comment: Please revise the first sentence to make clear that there were no record or beneficial owners of the Fund as of the specified date. See Item 18 of Form N-1A. Please also explain supplementally the statement that Fund shares are owned by insurance companies to fund variable contracts, as nowhere else in the registration statement is there disclosure suggesting that Fund shares are offered in this manner.

Response:                In response to your comment, we have added the term “or beneficial” to this disclosure.  We have also removed references to variable contracts and insurance company shareholders because such disclosure is inapplicable to these Funds.

OTHER COMMENTS

Series and Class Identifiers

38.       Comment: Please update the Trust’s series and class identifiers to reflect the ticker symbol for each class. See Rule 313(b)(1) of Regulation S-T.

Response:                The Funds will update this information prior to the launch of the Funds.

Financial Statements

39.       Comment: Please disclose in the SAI that, once available, the financial statements for the Funds will be included in the SAI or incorporated by reference into the Funds’ annual report, as applicable.

Response: In response to your comment, we have added a section titled “Financial Statements” and have stated that once available, the financial statements for the Funds will be included in the SAI.  We note that we expect to file financial statements covering the Funds’ seed audit in the next pre-effective amendment to the Trust’s registration statement.

Indemnification (Part C)

40.       Comment: Please disclose the general effect of the provisions of Article VII of the Registrant’s Agreement and Declaration of Trust and Section 8 of the Registrant’s By-Laws as required by Item 30 of Form N-1A.

Response: In response to your comment, we have included a lead-in sentence that states that the Trust has agreed to indemnify certain persons (including Trustees and officers) against certain liabilities and expenses, as set forth in Article VII of the Trust’s Agreement and Declaration of Trust and Section 8 of the Trust’s By-Laws.

Exhibits

41.      Comment: Please file as exhibits to the registration statement investment advisory contracts between the investment adviser and each sub-adviser. See Item 28(d) of Form N-1A. Please also file as exhibits to the registration statement selling agreements between the principal underwriter and dealers. See Item 28(e) of Form N-1A.

Response:  Forms of the advisory agreement and sub-advisory agreement have been filed with the Trust’s first pre-effective amendment to its registration statement, to which this Correspondence is an accompaniment. Any additional selling agreements will be filed in response to the next pre-effective amendment.

Signatures

42.       Comment: Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

Response:  The Trust expects to file a second pre-effective amendment on or about March 25, 2015, after the organizational meeting of the Trust.  At the organizational meeting, the Trust’s full board will be appointed by the sole initial trustee.  Accordingly, a majority of the Trust’s trustees will sign the signature page to the Trust’s second pre-effective amendment to its registration statement.

43.       Comment: We may have additional comments on incomplete portions of the filing when you complete them in pre-effective amendments, in disclosures made in response to this letter, in information you supply to us, or in exhibits added in any pre-effective amendments.

Response:  We acknowledge your comment and will seek to address any additional comments that you may provide.

44.       Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:                The Trust does not currently intend to submit any exemptive application or no-action request in connection with its registration statement.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Sincerely,

/s/ John J. O’Brien
John J. O’Brien